IAMGOLD ANNOUNCES APPOINTMENT OF CATHERINE MCLEOD-SELTZER
TO THE BOARD OF DIRECTORS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 6, 2026 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") today announced that Ms. Catherine McLeod-Seltzer has been appointed to the Company's board of directors effective September 1, 2026.

"We are pleased to welcome Catherine McLeod-Seltzer to the board of directors of IAMGOLD," commented David Smith, Chair of the Board of IAMGOLD. "Catherine is a highly accomplished leader in the Canadian mining industry, offering a combination of executive, board and capital markets experience. Her track record of building companies and creating shareholder value across the sector will be a valuable addition to our board as IAMGOLD builds on its strong operational foundation and opportunities for further growth."

Ms. McLeod-Seltzer brings more than four decades of mining industry experience as both a senior executive and public-company director. She currently serves on the boards of Teck Resources Limited and Flow Capital Corp. She recently completed the sale of Bear Creek Mining Corporation, which she co-founded and chaired, and retired as Chair of Kinross Gold Corporation, a role she held from 2019 to 2025.

Earlier in her career, Ms. McLeod-Seltzer was Co-Founder, President and CEO of Arequipa Resources Ltd., which grew from a capitalization of under $5 million to more than $1.1 billion before its acquisition by Barrick Gold. She also co-founded Lucara Diamond Corp., owner of the Karowe diamond mine in Botswana, and Peru Copper Inc., which acquired the Toromocho copper deposit and was later acquired by Chinalco for $840 million. Her other board roles have included Major Drilling Group International Inc., Miramar Mining Corp. and Pacific Rim Mining Corp.

In 2026, Ms. McLeod-Seltzer was inducted into the Canadian Mining Hall of Fame. Her earlier honours include the Northern Miner's "Mining Man of the Year" (1999) and the Women's Executive Network "Canada's 100 Most Powerful Women" Corporate Directors Award (2012). She holds a Bachelor of Business Administration from Trinity Western University.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com